

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

David T. Hamamoto
Chairman of the Board and Chief Executive Officer
399 Park Avenue, 18th Floor
New York, NY 10022

Re: NorthStar Senior Care Trust, Inc.
            Registration Statement on Form S-11
            Filed November 24, 2010
            File No. 333-170802

Dear Mr. Hamamoto:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 6 from our letter dated December 21, 2010. We will refer your response to the Division of Investment Management for review. We may have further comment.

Investment Strategy, page 5

2. We note your response to comment 10 from our letter dated December 21, 2010. Please revise to generally provide your intended allocations and clarify whether you intend a majority of your assets to be loans. In addition, with respect to loans to be acquired, please clarify whether you intend a significant portion of such loans to be subordinated as opposed to first mortgages.

Competitive Advantages, page 7

3. We note your response to comment 17 from our letter dated December 21, 2010. Please revise the relevant portion of the second risk factor on page 5 to include disclosure similar to your statement that "[a]fter [y]our distribution support agreement with [y]our sponsor has terminated, [you] may not have sufficient funds available to pay distribution at the rate [you] had paid during preceding periods or at all."

Management Compensation, page 68

4. We note your response to comment 35 that you have determined that the proper measure of such compensation is calculated as a percentage of the total costs associated with completing a given acquisition. Please revise to include such information in your disclosure.

5. We note your response to comment 39 from our letter dated December 21, 2010, as well as your related revised disclosure. Please make this same revision to your fee chart on page 11.

Borrowing Policy, page 89

6. We note your response to comment 42 from our letter dated December 21, 2010. Please revise the first sentence of this section to clarify that this statement pertains to the time period after you invest your full offering proceeds.

Prior Performance Summary, page 100

7. We note your response to comment 44 from our letter dated December 21, 2010, as well as your related revised disclosure. By footnote or otherwise, please reconcile AFFO amounts presented to FFO amounts. In addition, please explain why AFFO provides useful information to investors regarding financial condition and performance.

Share Repurchase Program, page 144

8. We note your disclosure on page 145 that the board of directors may amend, suspend or terminate the share repurchase program at any time upon 10 days notice. The proposed notice period appears to be inconsistent with the no-action letter relief granted to issuers engaged in redemption programs with similar characteristics as your proposed program. Please revise. Alternatively, please provide a legal analysis explaining how the proposed notification period is consistent with prior staff interpretive positions and/or no-action letter relief.

Table III Operating Results of Prior Programs, page A-4

NorthStar Real Estate Securities Opportunity Fund, L.P., page A-5

9.   We note your response to comment 54 from our letter dated December 21, 2010. Please revise the "Tax and Distribution Data" disclosure to provide the data based on a $1,000 investment, as required by Industry Guide 5.

10.   We note the source of cash distributions from sales, refinancing, operations and other is provided on GAAP basis. Please revise to provide this information on cash basis or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Rosemarie A. Thurston, Esq.
        Alston & Bird LLP
        (404) 253-8447